Exhibit 99.16

CONSENT OF EXPERT

I, Ronald G. Simpson, of GeoSim Services Inc., hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from mineral resource estimates for the Gualcamayo property as at December 31, 2008, and the report entitled “Technical Report Update – Gualcamayo Project” dated February 2009 (collectively, the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

In addition, I do hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s/ Ronald G. Simpson
Name:	Ronald G. Simpson, Professional Geologist
Title:	President, GeoSim Services Inc.

Date:   March 31, 2009